

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Keri B. Bosch
President
Bridgeway Acquisition Corp.
76 Lagoon Road
Belvedere, California 94920

> **Re: Bridgeway Acquisition Corp.**
> **Registration Statement on Form 10**
> **Filed December 15, 2010**
> **File No. 000-54224**

Dear Ms Bosch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after your filing date of December 15, 2010. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Cover Page

2. Please revise your cover page to clarify that you are registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. Currently, your cover page includes no indication in response to whether you are registering securities pursuant

to Section 12(b) and indicates "none" in response to whether you are registering securities pursuant to Section 12(g).

Explanatory Note, page 2

3. Please delete the defined terms in the first sentence of the third paragraph on page two since the meaning is clear from their context. This comment also applies to the first sentence on page four.

Item 1. Business, page 4

4. Please prominently disclose in the first paragraph on page four that your auditors have raised substantial doubt as to your ability to continue as a going concern.

5. Please revise the second sentence of the third paragraph on page four to clarify that you have made no efforts to identify a possible business combination as you state in the first paragraph of this section.

Item 1A. Risk Factors, page 6

6. Please provide a risk factor disclosing how your sole director, manager and shareholder's beneficial ownership of 50% of Matter of Time I Co, a blank check, shell company, may conflict with your interests. . In addition, please indicate the current status of Matter of Time, including its' public effectiveness date and any activities to date. Further, please indicate whether Ms. Bosch is or has been affiliated with any other blank check offerings. If so, please provide similar disclosure.

Our business is difficult to evaluate …, page 7

7. Please revise the second and third sentences in this section to clearly state that you have only had organizational activities.

There is significant competition for companies…, page 7

8. Please revise the above risk factor to clarify how it is consistent with your statement on page four that you "will not restrict [your] potential target company…." For example, we note your disclosure that there is significant competition for "a merger transaction of the type contemplated by management" and you are in a "highly competitive market for a small number of business opportunities."

There are issues impacting the liquidity of our securities…, page 11

9. Please delete or significantly revise the third paragraph of the above referenced risk factor as much of it serves to mitigate the point of the risk.

Item 5. Directors and Executive Officers, page 14

10. Please revise the second sentence of the first paragraph on page 15 to clarify the dates during which Ms. Bosch has served as the Chief Executive Officer of Bosch Equities, L.P.

11. Please revise the first paragraph on page 15 to disclose that Bosch Equities, L.P., and its general partner, KBB Financial, are your affiliates. See Item 401(e) of Regulation S-K. Please also disclose that Ms. Bosch is the sole shareholder of both such entities.

12. Please expand the last sentence of the first paragraph on page 15 to specifically describe the "experience and business resources" that Ms. Bosch possesses that will be beneficial to you in light of your business and structure. See Item 401(e) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15

13. Please revise the third sentence of the second to last paragraph on page 15 to disclose, as you do elsewhere, that Ms. Bosch is the sole shareholder of KBB Financial, Inc.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Keri B. Bosch
Bridgeway Acquisition Corp.
January 12, 2011
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: David K. Cheng, Esq.
       Nixon Peabody LLP
       Via Fax (415) 984-8300